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                            September 28, 2020

       Eric Siliang Tan
       Chief Executive Officer
       Qutoutiao Inc.
       11/F, Block 3, XingChuang Technology Center
       5005 Shen Jiang Road, Pudong New Area
       Shanghai 200120
       People   s Republic of China

                                                        Re: Qutoutiao Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Form 6-K filed on
September 22, 2020
                                                            File No. 001-38644

       Dear Mr. Tan:

              We have reviewed your August 10, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 14, 2020 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Item 5. Operating and Financial Review and Prospects
       Key Operating Metrics, page 80

   1.                                                   We note from your
response to prior comment 1 that the term    installed users    reflects the
                                                        cumulative users of the
Company over time, rather than active users. We also note from your disclosures on
page 8 that your business has been and will continue to be
                                                        significantly affected
by your success in growing the number of active users and
                                                        increasing their
overall level of engagement on your platform. Describe how management considers the number of
active users in managing or monitoring the performance of the business. Tell us your
consideration of disclosing the number of active users and any
 Eric Siliang Tan
FirstName  LastNameEric Siliang Tan
Qutoutiao Inc.
Comapany 28,
September   NameQutoutiao
                2020        Inc.
September
Page  2     28, 2020 Page 2
FirstName LastName
         related trends for each period presented. Further, consider disclosing the number of new installed users for each reporting period.
A. Operating Results
Results of Operations, page 93

2. We note your response to prior comment 2. Please tell us your consideration of providing changes in price and volume disclosures such as the changes in the number of advertising clicks and revenue per click or other similar metrics for each period presented to indicate how each factor is impacting revenue. That is, this disclosure could discuss the changes in those two factors that are attributable to the changes in revenue including a discussion of the underlying trends affecting revenue. This appears to be material information necessary to understanding your results of operations. Consolidated Financial Statements
Note 21. Related Party transactions, page F-53

3. We note your response to prior comment 4. Please explain in greater detail how the related parties receivable is comparable to the unrelated third-party customers cited in your response. Indicate whether these customers are a specific customer group and whether the advertising fee structure is similar to the related party fees. Explain why these unrelated third-party customers are given an extended period of time to repay their balances.
Form 6-K filed on September 22, 2020

Second Quarter 2020 Financial Results, page 1

4. With a view toward future disclosure, please explain in greater detail why your user engagement expenses and user acquisition expenses decreased year-over-year. Explain how advertising revenues increased without a higher level of user engagement. That is, clarify the changes that were made to these programs that resulted in these decreases. In addition, with a view toward future disclosure, provide us with an analysis of the activity
         within your registered users    loyalty payable account and accrued
liabilities related to
         users    loyalty programs account. This information can be summarized in a table showing
         beginning and ending balances along with all the activity during the year.
 Eric Siliang Tan
Qutoutiao Inc.
September 28, 2020
Page 3

        You may contact Morgan Youngwood, Staff Accountant at 202-551-3479 or Stephen
Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameEric Siliang Tan                      Sincerely,
Comapany NameQutoutiao Inc.
                                                        Division of Corporation
Finance
September 28, 2020 Page 3                               Office of Technology
FirstName LastName